UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 14D-9 (Rule 14d-101) (Amendment No. 6) Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934
INTERMUNE, INC. (Name of Subject Company)
INTERMUNE, INC. (Names of Persons Filing Statement)
Common Stock, par value $0.001 per share (Title of Class of Securities)
45884X103 (CUSIP Number of Class of Securities)
Andrew K. W. Powell
Executive Vice President
General Counsel & Secretary
InterMune, Inc.
3280 Bayshore Boulevard
Brisbane, CA 94005
(415) 466-2200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:
Faiza J. Saeed, Esq.
Ting S. Chen, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2014 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) and amended on September 5, 2014, September 12, 2014, September 19, 2014 and September 22, 2014 by InterMune, Inc., a Delaware corporation (“InterMune”, “we” or “us”).  The Schedule 14D-9 relates to the tender offer by Klee Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on August 29, 2014 and amended on September 12, 2014 and September 22, 2014, pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.001 per share, of InterMune (the “Shares”) at a purchase price of $74.00 per Share, net to seller in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 29, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, which, together with the Offer to Purchase, constitutes the “Offer”).  The initial expiration date of the Offer is at 12:00 midnight, New York City time, at the end of the day on Friday, September 26, 2014, unless the Offer is extended or earlier terminated as permitted by the Merger Agreement and applicable law.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8.  Additional Information.

Item 8 of the Schedule 14D-9 under the heading “Regulatory Approvals—U.S. Antitrust” is hereby amended and supplemented by adding the following paragraph at the end of such section:

“On September 22, 2014, the waiting period under the HSR Act applicable to the Offer expired.  Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

Item 8 of the Schedule 14D-9 under the heading “Litigation” is hereby amended and supplemented by replacing the last two sentences of the fifth paragraph of such section with the following:

“Plaintiff’s application for a temporary restraining order was scheduled to be heard on September 23, 2014, and the defendants’ motion to dismiss is scheduled to be heard on October 17, 2014.  On September 20, 2014, Plaintiff agreed to withdraw its application for a temporary restraining order, which it did on September 22, 2014.”

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SIGNATURE

After due inquiry and to the best of its knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

INTERMUNE, INC.

	By:	/s/ Andrew K. W. Powell
Name: Andrew K. W. Powell
Title: Executive Vice President, General Counsel and Secretary
Dated: September 23, 2014

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